Exhibit 99.9

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE AND NINE MONTHS ENDED FEBRUARY 28, 2009

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the three-month period ended February 28, 2009 (“third quarter 2009”) and the nine-month period ended February 28, 2009 (“nine-month period 2009”) and its financial position as at February 28, 2009. The MD&A should be read in conjunction with Grandview’s audited annual financial statements and related notes, and MD&A as at May 31, 2008.

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 12 to the unaudited financial statements for the third quarter 2009.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

The comparative reporting periods are the three months ended February 29, 2008 (“third quarter 2008”) and the nine-month period ended February 29, 2008 (“nine-month period 2008”).

This MD&A was prepared on April 13, 2009.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing gold properties in North America. Grandview continues to be involved in the acquisition, exploration and, if warranted, the development of properties for the mining of precious metals in Ontario and Manitoba, Canada and Nevada, USA.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining.

On March 26, 2004, the Company put a new management team in place, identified an exploration property of merit with a geological report in accordance with the National Instrument 43-101, and acquired an option to earn an interest in the Pony Creek/Elliot Dome Properties; the terms of which it subsequently fulfilled (refer below).

Economic Situation and Company Response

The Company is taking firm measures in response to the global financial and commodity price crisis. Management is strongly committed to ensuring that the Company survives the current market turmoil and is implementing a strategy to ensure this goal. The Company has recently reduced expenditures to a minimum through significant cost reductions at all its operations and the corporate head office.

However, current market conditions and the difficulty of obtaining financing during the current economic downturn substantially increases concerns regarding the ability of the Company to raise additional capital and to continue as a going concern.

The realization of shareholder value will continue to be our key objective, and continuing advancement of the Company’s projects will be fundamental to this objective. Although the current cash position of the Company is sufficient to cover corporate activities and minor operational activities, including the maintenance of royalty, option and other property commitments, the Company is actively seeking to raise additional funding to achieve its goal of advancing it exploration and development activities at its properties of merit.

The Company had available to it at February 28, 2009 $694,958 in cash and short-term investments and does not earn any revenue from any of its properties. Such circumstances, in addition to uncertainty relating to the Company’s ability to obtain the necessary funding to complete exploration and development work, lend substantial doubt as to the ability of the Company to achieve future profitable production and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, exploration and development requirements and eventually to generate positive cash flows, either from operations or sale of properties.

Properties and Projects

The Company did not engage in any substantial level of exploration activity during the third quarter 2009 and all comparisons to and variances from previous reporting periods are predominantly attributable to this fact.

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

Grandview has an 80% undivided interest in the Pony Creek and Elliot Dome :Properties, both in Elko County, Nevada.

Exploration costs of $13 were incurred during the third quarter 2009. Exploration costs incurred during the third quarter 2008 were $48,520. Exploration costs of $205,064 were incurred for the nine-month period 2009, compared with $1,242,214 for the corresponding period last year. Cumulative exploration costs incurred from the inception of the exploration stage to February 28, 2009 were $5,884,404.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

Grandview has also acquired a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”).

Exploration costs of $39,500 were incurred during third quarter 2009 on the Red Lake Properties (third quarter 2008: $375,562). Exploration costs of $169,373 were incurred during nine-month period 2009 on the Red Lake Properties (nine-month period 2008: $1,233,251). Cumulative exploration costs incurred from the inception of the exploration stage to February 28, 2009 were $3,445,344.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”.

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

Exploration costs of $15,286 were incurred during third quarter 2009 on the Rice Lake Properties (third quarter 2008: $70,540). Exploration costs of $142,030 were incurred during nine-month period 2009 on the Rice Lake Properties (nine-month period 2008: $405,754). Cumulative exploration costs incurred from the inception of the exploration stage to February 28, 2009 were $1,469,669.

As the exploration results from the Manitoba properties have been largely disappointing and management considers the likelihood of future profitable development or production are low, the Company decided to write off during the third quarter 2009 the total accumulated capitalized exploration expenditures of $1,469,669 associated with these properties.

Rocky Ridge Property in Manitoba, Canada

Grandview had an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). The Company allowed its option to lapse on this property during 2008, due to poor drill results.

Private Placements

On December 5, 2008, the Company closed a brokered private placement with Sandfire Securities Inc. This offering resulted in the issuance of 8,333,333 flow-through common shares to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,667.

In connection with this offering, Grandview paid a cash fee of 8% of the gross proceeds raised under the offering and also issued broker options to acquire 666,666 common shares at a price of $0.05 per common share for a period of 24 months after closing.

The securities issued pursuant to this offering were subject to a four (4) month statutory hold period commencing from the date of issuance.

Results of Operations

Third quarter 2009

Grandview incurred a net loss of $1,589,709 for the third quarter 2009, compared with $34,115 for the third quarter 2008. The increase in net loss for the third quarter 2009 compared to the corresponding period last year is due to the write-off of the Company’s Manitoba properties recorded during the third quarter 2009 of $1,469,669.

Cash flows used in operating activities for the third quarter 2009 of $112,647 compares with $99,957 for the third quarter 2008.

Nine-month period 2009

Grandview incurred a net loss of $1,824,414 for the nine-month period 2009, compared with $2,135,426 for the nine-month period 2008. The lower net loss for the nine-month period 2009 compared to the corresponding period last year is attributable to $1,003,275 in stock option expense recorded during the nine-month period 2008 (nine-month period 2009: $Nil) and investor relations expenditures of $772,967 incurred during the nine-month period 2008 (nine-month period 2009: $75,007), offset by the write-off of mineral properties of $1,469,669 recorded during the nine-month period 2009 (nine-month period 2008: $Nil).

Cash flows used in operating activities for the nine-month period 2009 of $278,974 compares with $1,316,318 for the nine-month period 2008. The reduction in cash flows used in operating activities is due to a significant reduction in exploration and development activities overall.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
	2009	2008	2008	2008
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	243,077	98,801	138,952	425,903
Net loss	(1,589,709)	(96,316)	(138,389)	(870,408)
Net loss per share	(0.04)	(0.00)	(0.00)	(0.03)
Cash flows used in operating activities	(112,647)	(125,485)	(40,843)	(244,135)
Cash and cash equivalents, end of period	694,958	479,071	735,523	1,096,266
Assets	10,094,150	11,369,813	11,645,288	11,673,136

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
	2008	2007	2007	2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	264,491	1,731,395	375,811	370,329
Net income (loss)	(34,115)	(1,711,526)	(389,785)	193,241
Net income (loss) per share	(0.00)	(0.05)	(0.01)	0.01
Cash flows used in operating activities	(99,957)	(956,614)	(259,747)	(269,368)
Cash and cash equivalents, end of period	1,927,043	1,146,482	2,965,747	1,299,277
Assets	12,383,498	11,312,038	12,064,680	9,217,009

Liquidity and Capital Resources

Grandview’s working capital on February 28, 2009 was $650,658, compared with $1,168,570 on May 31, 2008. The cash balance on February 28, 2009, was $289,218 and short-terms investments were $405,740, compared with a cash balance of $84,856 and short-term investments of $1,011,410 on May 31, 2008.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses.

During the nine-month period 2009 the Company issued 30,000 shares to EMCO related to its option to acquire a 60 percent interest in 10 unpatented and 2 patented claims for the Sanshaw-Bonanza gold property and issued 8,333,333 flow-through common shares as part of the MineralFields private placement.

2,039,999 warrants expired during the nine-month period 2009 and the Company also issued broker warrants to acquire 666,666 common shares as part of the MineralFields private placement.

175,000 stock options were cancelled during the nine-month period 2009.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of February 28, 2009, the Company had outstanding 44,652,098 common shares; 10,987,792 warrants; and 4,400,000 stock options.

As of April 13, 2009, the Company had outstanding 44,652,098 common shares; 6,720,146 warrants; and 4,400,000 stock options.

RELATED PARTY TRANSACTIONS

The Chairman was paid $5,000 for consulting services during the third quarter 2009 (third quarter 2008: $15,000). He was paid $35,000 for consulting services during the nine-month period 2009 (nine-month period 2008: $51,000).

Consulting fees of $39,500 were paid to the President and Chief Executive Officer (“CEO”) of the Company for third quarter 2009 (third quarter 2008: $55,500). Included herein were car and office allowances of $2,000 (third quarter 2008: $6,000). Consulting fees of $126,500 were paid to the CEO of the Company for nine-month period 2009 (nine-month period 2008: $130,500). Included herein were car and office allowances of $14,000 (nine-month period 2008: $18,000). The CEO was advanced a loan of $90,000 on October 31, 2006, of which $10,000 remained outstanding at February 28, 2009. The loan bears no interest and is due on October 31, 2009.

Consulting and accounting services expenses of $11,000 were paid during the third quarter 2009 to a company controlled by the Chief Financial Officer of the Company (third quarter 2008: $21,000). Consulting and accounting services expenses of $43,638 were paid during the nine-month period 2009 (nine-month period 2008: $60,333).

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at February 28, 2009 of $16,682, compared with $13,090 as at May 31, 2008.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862 and Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards became effective for the Company on June 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new accounting standards on its financial statements.

General Standard of Financial Statement Presentation

Handbook Section 1400 specifies requirements to assess and entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company’s disclosure currently reflects such assessment.

Section 1400, General Standard of Financial Statement Presentation

This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company disclosure reflects such assessment.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s financial statements.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the three and nine months ended February 28, 2009 and there was no significant impact on its financial statements as a result of applying this abstract.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the AcSB formally adopted the strategy of replacing financial reporting under Canadian GAAP with financial reporting under IFRS, for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable for-profit enterprises. Financial reporting under IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare comparative financial statements in accordance with IFRS beginning with the three-month period ended February 28, 2010. The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets

In October 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 – Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

United States GAAP

Refer also Note 12 to the unaudited financial statements for third quarter 2009 for a discussion of GAAP accounting pronouncements in the United States (“US”) that have or may in subsequent reporting periods affect the differences reported by the Company between Canadian GAAP and US GAAP.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting as of February 28, 2009, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of February 28, 2009, such financial reporting disclosure controls and procedures and the design of the Company’s internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the third quarter 2009 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

OUTLOOK

During this recent quarter the company focused efforts on exploration efforts in Ontario and maintaining its land position in good standing. The Company continues to evaluate opportunities in and around its centers of exploration, more specifically Red Lake and Northwestern Ontario.

In light of the current market conditions, the Company has made difficult, but prudent decisions to reduce costs were appropriate to maintain as streamlined a cost structure as possible.

Exploration programs in the Red Lake area will be deferred until the summer of 2009 in order to take advantage of further ground work prior to drilling the NS Zone at the Dixie Lake property to follow-up on gold bearing intercepts from previous drilling programs.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.